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                                                                  NEWS RELEASE


FOR IMMEDIATE RELEASE               MAY 7, 1996
                                    FOR INFORMATION CONTACT:
                                    PAUL D. HAGAN
                                    DIRECTOR OF FINANCIAL REPORTING
                                    (516) 222-9300



                 RELIANCE BANCORP, INC. ANNOUNCES FOURTH STOCK
                              REPURCHASE PROGRAM

Garden City, N.Y., May 7, 1996

Reliance Bancorp, Inc. (NASDAQ/NMS:RELY) the holding company for Reliance Federal Savings Bank announced that it has received regulatory clearance to purchase up to 461,287 shares of its common stock.

Raymond L. Nielsen, Chairman of Reliance Bancorp, Inc. reported OTS regulatory clearance of the Company's application to repurchase its outstanding stock. The Company has been authorized by its Board of Directors to repurchase up to five percent of the Company's 9,225,739 outstanding shares. Reliance Bancorp, Inc. completed its offering of common stock in connection with the conversion of Reliance Federal Savings Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank on March 31, 1994.

Mr. Nielsen added, the Board of Directors and management are committed to growing long-term value for Company stockholders and believe the repurchase of common stock represents a sound investment of Company funds. The repurchase will be made in open-market transactions, subject to the availability of stock, a then current market value of the stock consistent with the anticipated positive effect on long-term stockholder value and such timing limitations as may be applicable.

Reliance Federal Savings Bank is headquartered in Garden City, N.Y. operating through its administrative office in Garden City and 28 banking offices located in the New York counties of Queens, Nassau and Suffolk. The Bank's deposit are insured by The Federal Deposit Insurance Corporation.